                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                           Form 40-F
                      -------                                  -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                            No    X
                -------                                       -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                   TSMC Monthly Sales Report -- April 2003

Hsinchu, Taiwan, May 8, 2003 -- Taiwan Semiconductor Manufacturing Company
Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM), today announced that net sales for April 2003 totaled NT$15,264 million, representing a 10.2 percent increase over March 2003. On a year-over-year basis, net sales for April 2003 increased 14.2 percent. Revenues for January through April 2003 totaled NT$54,590 million, an increase of 11.1 percent over the same period in 2002.

Mr. Harvey Chang, TSMC spokesperson and senior vice president, noted that customer demand continues to grow. The Company's sales revenues for April 2003 increased as a result of increased wafer shipment and better product mix.

                                   #   #   #

Sales Report: (Unit: NT$ million)

--------------------------------------------------------------------------------------------------------
Net Sales                                      2003/(1)/                2002                Growth
--------------------------------------------------------------------------------------------------------
April                                          15,264                13,366                14.2%
--------------------------------------------------------------------------------------------------------
January through April                          54,590                49,156                11.1%
--------------------------------------------------------------------------------------------------------

(1): Year 2003 figures have not been audited.

TSMC Spokesperson:
------------------
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-563-6688 Ext: 2075

For further information, please contact:
----------------------------------------

Mr. J.H. Tzeng                    Mr. Jesse Chou                    Ms. Shan-Shan Guo
PR Department Manager, TSMC       PR Manager, TSMC                  PR Manager, TSMC
Tel: 886-3-666-5028(O)            Tel: 886-3-666-5029(O)            Tel: 886-3-66-5033(O)
     886-928-882-607(Mobile)           886-932-113-258(Mobile)           886-939-059-246(Mobile)
Fax: 886-3-567-0121               Fax: 03-5670121                   Fax: 03-5670121
E-mail: jhtzeng@tsmc.com.tw       E-Mail: jhchoua@tsmc.com.tw       Email: ssguo@tsmc.com.tw
        -------------------               -------------------              -----------------

               Taiwan Semiconductor Manufacturing Company Limited
                                  May 08, 2003

This is to report the changes or status of 1) Sales volume 2) funds lent to other parties 3) Endorsements and quarantees 4) Financial derivative transactions for the period of April 2003.

1) Sales volume (NT$: Thousand)

------------------------------------------------------------------------------------------------------------------------
   Period              Items                      2003                 2002                Changes                  (%)
------------------------------------------------------------------------------------------------------------------------
Apr               Invoice amount               13,938,453           12,871,551            1,066,902                8.29%
------------------------------------------------------------------------------------------------------------------------
Jan - Apr         Invoice amount               50,151,112           51,107,192             -956,080               -1.87%
------------------------------------------------------------------------------------------------------------------------
Apr               Net sales                    15,264,311           13,366,230            1,898,081               14.20%
------------------------------------------------------------------------------------------------------------------------
Jan - Apr         Net sales                    54,589,624           49,155,945            5,433,679               11.05%
------------------------------------------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)

-----------------------------------------------------------------------------------
                     Limit of lending          April        Bal. As of period end
-----------------------------------------------------------------------------------
TSMC                      58,721,466               -                            -
-----------------------------------------------------------------------------------
TSMC's subsidiaries       27,174,832             990                      348,490
-----------------------------------------------------------------------------------

3)  Endorsements and quarantees (NT$ Thousand)

----------------------------------------------------------------------------------------------------------------
                                  Limit of endorsements                  April           Bal. As of period end
----------------------------------------------------------------------------------------------------------------
TSMC                                          59,768,660                67,320                      23,697,320
----------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries                                  N/A                     0                               0
----------------------------------------------------------------------------------------------------------------
TSMC endorses for subsidiaries                                          67,320                      23,697,320
----------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for TSMC                                         0                               0
----------------------------------------------------------------------------------------------------------------
TSMC endorses for PRC companies                                              0                               0
----------------------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for PRC companies                                0                               0
----------------------------------------------------------------------------------------------------------------

4) Financial derivative transactions

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

----------------------------------------------------------------------------------------------
Underlying assets / liabilities     Liabilities:                 YEN:           7,040,485,000
                                                         -------------------------------------
                                                                 EUR:               9,000,000
                                                         -------------------------------------
                                         Assets:                 US$            1,075,000,000
----------------------------------------------------------------------------------------------
Financial instruments                                                    FX forward contracts
----------------------------------------------------------------------------------------------
Realized profit (loss)                                                        (NT$21,404,098)
----------------------------------------------------------------------------------------------

a-2. Hedging purpose (for the position of floating rate liabilities)

----------------------------------------------------------------------------------------------
Underlying assets / liabilities                         Liabilities:        NT$5,000,000,000
----------------------------------------------------------------------------------------------
Financial instruments                                                     Interest rate swap
----------------------------------------------------------------------------------------------
Realized profit (loss)                                                                     -
----------------------------------------------------------------------------------------------

b. Trading purpose: None.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Taiwan Semiconductor Manufacturing Company Ltd.


Date: May 9, 2003             By     /s/  Harvey Chang
                                 --------------------------------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Officer